UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

_____

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) ____ **July 29, 2005** ____



ARCHER-DANIELS-MIDLAND COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**1-44**	**41-0129150**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4666 Faries Parkway	
Decatur, Illinois	**62526**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(217) 424-5200**

Item 2.02   **Results of Operations and Financial Condition.**

On July 29, 2005, Archer-Daniels-Midland Company (ADM) issued a press release announcing fourth quarter results. A copy of such press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 9.01   **Financial Statements and Exhibits**.

(c) Exhibits   The following exhibit is furnished herewith:

99.1   Press release dated July 29, 2005 announcing fourth quarter results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARCHER-DANIELS-MIDLAND COMPANY

Date: July 29, 2005   By   /s/ David J. Smith
                                   David J. Smith
                                   Executive Vice President, Secretary and
                                    General Counsel

EXHIBIT INDEX

Exhibit   Description
99.1   Press Release dated July 29, 2005



Archer Daniels Midland Company
4666 Faries Parkway
Decatur, Il 62526

News Release

FOR IMMEDIATE RELEASE **July 29, 2005**

ARCHER DANIELS MIDLAND REPORTS RECORD ANNUAL RESULTS

Decatur, IL — July 29, 2005 — Archer Daniels Midland (NYSE: ADM)

► **Net earnings for the year ended June 30, 2005 increased to $ 1.044 billion - $ 1.59 per share compared to $ 495 million - $ .76 per share last year.**

► **Segment operating profit for the year was $ 1.551 billion compared to $ 1.561 billion last year.**

► **Net earnings for the quarter ended June 30, 2005 increased to $ 195 million - $ .30 per share compared to a loss last year of $ 103 million – ($ .16) per share.**

► **Last year's results included a $ 400 million ($252 million after tax - $ .39 per share) fourth quarter charge related to a fructose litigation settlement.**

► **Segment operating profit for the quarter increased to $ 351 million from $ 268 million last year.**

- Oilseeds Processing operating profit increased on improved results in Europe, South America and Asia.
- Corn Processing operating profit decreased principally due to reduced lysine selling prices and higher energy costs.
- Agricultural Services operating profit increased due to improved grain operations and transportation results.
- Other segment operating profit increased from improved Food and Feed Ingredients and Financial results.

► Financial Highlights

(Amounts in thousands, except per share data and percentages)

	THREE MONTHS ENDED			TWELVE MONTHS ENDED		
	6/30/05	6/30/04	% CHANGE	6/30/05	6/30/04	% CHANGE
Net sales and other operating income	$ 9,423,702	$ 9,685,969	-3%	$ 35,943,810	$ 36,151,394	-1%
Segment operating profit	$ 350,996	$ 267,617	31%	$ 1,550,940	$ 1,561,011	-1%
Net earnings (loss)	$ 195,484	$ (103,061)	-	$ 1,044,385	$ 494,710	111%
Earnings (loss) per share	$ .30	$ (.16)	-	$ 1.59	$ .76	109%
Average number of shares outstanding	655,394	652,391	-	656,123	649,810	1%

> *"This fiscal year, ADM delivered record earnings generating double-digit returns on shareholder's equity. Our diverse network of businesses is positioned to meet the global needs of our customers and to provide solid returns on invested capital."*
>
> G. Allen Andreas, Chairman and Chief Executive

Discussion of Operations

Net earnings for the year ended June 30, 2005 were $ 1.044 billion, or $ 1.59 per share, compared to $ 495 million, or $ .76 per share, last year. Net earnings for the quarter ended June 30, 2005 were $ 195 million, or $.30 a share, compared to a loss of $ 103 million, or $ .16 per share last year. The quarter and year ended June 30, 2004 included a $ 400 million charge ($ 252 million after tax, or $ .39 per share) related to the settlement of fructose litigation.

Segment operating profit increased $ 83 million to $ 351 million for the quarter and declined $ 10 million to $ 1.551 billion for the year as operating profit improvements were realized in all major segments except the Corn Processing segment.

Oilseeds Processing operating profit increased $ 89 million to $ 74 million for the quarter and increased $ 54 million to $ 345 million for the year due to improved operating results in Europe, South America and Asia. Last year's operating profit for the quarter and fiscal year were negatively impacted by Chinese contract defaults in the fourth quarter. In addition, results for the fourth quarter and year include a charge for abandonment and write-down of long-lived assets of $13 million. Last year's results included abandonment losses of $1 million for the quarter and $4 million for the year.

Corn Processing operating profit declined $ 33 million to $ 117 million for the quarter and declined $ 131 million to $ 530 million for the year due principally to lower lysine selling prices and higher energy costs as compared to last year. Sweeteners and Starches operating profit increased $ 30 million to $ 92 million for the quarter due to higher sweetener and starch volumes and lower net corn costs partially offset by increased energy costs. For the year, Sweetener and Starch operating profit declined $ 47 million to $ 271 million as higher sweetener and starch selling prices were more than offset by increased energy and net corn costs. Last year's fourth quarter and fiscal year results also included a $ 15 million gain from an insurance-related lawsuit. Bioproducts operating profit declined $ 63 million to $ 25 million for the quarter due to lower lysine selling prices and higher energy costs partially offset by lower net corn costs. For the year, Bioproducts operating profit declined $ 84 million to $ 259 million due to lower lysine selling prices and higher average net corn and energy costs. For the year, these declines were partially offset by higher ethanol selling prices. In addition, Bioproducts results for the fourth quarter and year include a charge for abandonment and write-down of long-lived assets of $ 16 million. Last year's Bioproducts results included abandonment losses of $ 14 million for the year.

Agricultural Services operating profit increased by $ 23 million to $ 68 million for the quarter due principally to improved grain operations and transportation results. For the year, operating profit increased $ 12 million to $ 262 million as improvements in North American grain and transportation results offset a decline from last year's strong global grain merchandising results. Last year's Agricultural Services results included abandonment losses of $ 5 million for the year.

Other segment operating profit increased $ 4 million to $ 92 million for the quarter and increased $ 55 million to $ 414 million for the year as both Food and Feed Ingredients and Financial operations showed improvements over last year. Food and Feed Ingredients operating profits of $ 60 million for the quarter and $ 264 million for the year were comparable to last year. In addition, Food and Feed Ingredients results include a charge for abandonment and write-down of long-lived assets of $11 million for the quarter and $13 million for the year. Last year's results included abandonment losses of $9 million for the quarter and $13 million for the year. Financial operating profit of $ 32 million for the quarter was comparable to the $ 30 million profit of last year. For the full year, Financial operating earnings increased $ 52 million to $ 151 million primarily due to improved results of captive insurance operations and private equity fund investments.

Significant components of Corporate results are as follows (in millions):

	Fourth Quarter		Fiscal Year	
	2005	2004	2005	2004
Gain on sale of securities	$ -	$ 9	$ 159	$ 21
Fructose litigation settlement	-	(400)	-	(400)
LIFO income (charge)	(21)	42	114	(119)
Abandonments	-	-	-	(14)
Other	(63)	(77)	(308)	(331)
Total Corporate	$(84)	$(426)	$ (35)	$(843)

Conference Call Information

Archer Daniels Midland will host a conference call and audio Web cast to discuss financial results and provide a Company update at 8:00 a.m. Central Daylight Time on Friday, July 29, 2005. To listen by phone, dial 866-761-0749 or 617-614-2707; the access code is 17239336. Digital replay of the call will be available beginning on July 29, 2005 from 10:00 a.m. CDT and ending on August 5, 2005. To access this replay, dial 888-286-8010 or 617-801-6888 and enter access code: 97317456. To listen to the call via the Internet go to: http://www.admworld.com/webcast/. A replay of the Web cast will be available on the ADM World Web site.

Archer Daniels Midland Company (ADM) is a world leader in agricultural processing. ADM is one of the world's largest processors of soybeans, corn, wheat and cocoa. ADM is also a leader in the production of soy meal and oil, ethanol, corn sweeteners and flour. In addition, ADM produces value-added food and feed ingredients. Headquartered in Decatur, Illinois, ADM has over 25,000 employees, more than 250 processing plants and net sales for the fiscal year ended June 30, 2005 of $35.9 billion. Additional information can be found on ADM's Web site at http://www.admworld.com.

Contacts:

Brian Peterson	Dwight Grimestad
Senior Vice President, Corporate Affairs	Vice President, Investor Relations
217/424-5413	217/424-4586

(Financial Tables Follow)

July 29, 2005

ARCHER DANIELS MIDLAND COMPANY
CONSOLIDATED STATEMENTS OF EARNINGS
(unaudited)

	Three months ended June 30,		Twelve months ended June 30,	
	2005	2004	2005	2004
	(in thousands, except per share amounts)			
Net sales and other operating income	$ 9,423,702	$ 9,685,969	$ 35,943,810	$ 36,151,394
Cost of products sold	8,899,359	9,182,712	33,512,471	34,003,070
Gross profit	524,343	503,257	2,431,339	2,148,324
Selling, general and administrative expenses	279,166	652,695	1,080,811	1,401,833
Other (income) expense – net	(21,863)	8,695	(165,847)	28,480
Earnings (loss) before income taxes	267,040	(158,133)	1,516,375	718,011
Income taxes	71,556	(55,072)	471,990	223,301
Net earnings (loss)	$ 195,484	$ (103,061)	$ 1,044,385	$ 494,710
Diluted earnings (loss) per common share	$ .30	$ (.16)	$ 1.59	$ .76
Average number of shares outstanding	655,394	652,391	656,123	649,810
Other (income) expense – net consists of:				
Interest expense	$ 84,677	$ 82,142	$ 326,580	$ 341,991
Investment income	(43,590)	(26,828)	(135,346)	(116,352)
Net (gain) loss on marketable securities transactions	(38)	(12,271)	(113,299)	(23,968)
Equity in (earnings) losses of unconsolidated affiliates	(55,456)	(39,263)	(228,865)	(180,716)
Other – net	(7,456)	4,915	(14,917)	7,525
	$ (21,863)	$ 8,695	$ (165,847)	$ 28,480
Operating profit (loss) by segment is as follows:				
Oilseeds Processing [(2)]	$ 73,865	$ (15,491)	$ 344,654	$ 290,732
Corn Processing				
Sweeteners and Starches [(2) (5)]	92,032	62,155	271,487	318,369
Bioproducts [(2)]	25,247	87,897	258,746	342,578
Total Corn Processing	117,279	150,052	530,233	660,947
Agricultural Services [(2) (5)]	67,880	44,852	261,659	249,863
Other				
Food and Feed Ingredients [(2)]	60,026	58,260	263,617	260,858
Financial	31,946	29,944	150,777	98,611
Total Other	91,972	88,204	414,394	359,469
Total segment operating profit	350,996	267,617	1,550,940	1,561,011
Corporate [(1) (2) (3) (4) (5)]	(83,956)	(425,750)	(34,565)	(843,000)
Earnings (loss) before income taxes	$ 267,040	$ (158,133)	$ 1,516,375	$ 718,011

[(1)] Fiscal 2005 twelve months results include gains of $159 million related to sales of the Company's interests in Tate & Lyle PLC.

[(2)] Fiscal 2005 fourth quarter results include a charge for abandonment and write-down of long-lived assets of: Oilseeds Processing ($13 million), Corn Processing – Bioproducts ($16 million), and Other – Food and Feed Ingredients ($11 million). Fiscal 2005 twelve months results include a charge for abandonment and write-down of long-lived assets of: Oilseeds Processing ($13 million), Corn Processing – Bioproducts ($16 million), and Other – Food and Feed Ingredients ($13 million). Fiscal 2004 fourth quarter results include a charge for abandonment and write down of long-lived assets of: Oilseeds Processing ($1 million), Other - Food and Feed Ingredients ($9 million). Fiscal 2004 twelve month results include a charge for abandonment and write down of long-lived assets of: Oilseeds Processing ($4 million), Corn Processing – Sweeteners and Starches ($1 million), Corn Processing – Bioproducts ($14 million), Agricultural Services ($5 million), Other – Food and Feed Ingredients ($13 million), and Corporate ($14 million).

[(3)] Fiscal 2005 fourth quarter results include a LIFO charge of $21 million. Fiscal 2005 twelve months results include LIFO income of $114 million. Fiscal 2004 fourth quarter results include LIFO income of $42 million. Fiscal 2004 twelve months results include a LIFO charge of $119 million.

[(4)] Fiscal 2004 fourth quarter and twelve months results include a $400 million charge for the settlement of fructose litigation.

[(5)] Fiscal 2004 twelve months results include a gain from an insurance-related lawsuit of: Corn Processing ($15 million), Agricultural Services ($2 million), and Corporate ($4 million).

July 29, 2005

ARCHER DANIELS MIDLAND COMPANY
SUMMARY OF FINANCIAL CONDITION
(unaudited)

	June 30, 2005	June 30, 2004
	(in thousands)	
NET INVESTMENT IN		
Working capital	$ 4,992,583	$ 5,520,066
Property, plant and equipment	5,184,380	5,254,738
Investments in and advances to affiliates	1,879,501	1,832,619
Long-term marketable securities	1,049,952	1,161,388
Other non-current assets	773,571	781,080
	$ 13,879,987	$ 14,549,891
FINANCED BY		
Short-term debt	$ 425,808	$ 1,770,512
Long-term debt, including current maturites	3,753,078	3,900,670
Deferred liabilities	1,267,629	1,180,493
Shareholders' equity	8,433,472	7,698,216
	$ 13,879,987	$ 14,549,891

SUMMARY OF CASH FLOWS
(unaudited)

	Twelve Months Ended June 30,	
	2005	2004
	(in thousands)	
Operating activities		
Net earnings	$ 1,044,385	$ 494,710
Depreciation	664,652	685,613
Asset abandonments	41,548	50,576
Other - net	103,664	(212,260)
Changes in operating assets and liabilities	271,930	(985,300)
Total Operating Activities	2,126,179	33,339
Investing Activities		
Purchases of property, plant and equipment	(623,819)	(509,237)
Net assets of businesses acquired	(24,238)	(93,022)
Other investing activities	346,549	27,824
Total Investing Activities	(301,508)	(574,435)
Financing Activities		
Long-term borrowings	18,547	4,366
Long-term debt payments	(185,913)	(32,381)
Net borrowings (payments) under lines of credit	(1,357,456)	483,764
Purchases of treasury stock	(139,112)	(4,113)
Cash dividends	(209,425)	(174,109)
Proceeds from exercises of stock options	30,901	38,817
Total Financing Activities	(1,842,458)	316,344
Increase (decrease) in cash and cash equivalents	(17,787)	(224,752)
Cash and cash equivalents beginning of period	540,207	764,959
Cash and cash equivalents end of period	$ 522,420	$ 540,207